UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to
Commission file number: 1-1169

THE TIMKEN COMPANY VOLUNTARY INVESTMENT PENSION PLAN
(Full title of the Plan)

THE TIMKEN COMPANY, 4500 Mt. Pleasant St., NW,
North Canton, OH 44720-5450
(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

The Timken Company
Voluntary Investment Pension Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
The Timken Company Voluntary Investment Pension Plan North Canton, Ohio

Opinion on the Financial Statements
We have audited the accompanying Statements of Net Assets Available for Benefits of The Timken Company Voluntary Investment Pension Plan (the “Plan”) as of December 31, 2022 and 2021, the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in     conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2016.

BOBER, MARKEY, FEDOROVICH & COMPANY

Akron, Ohio
June 26, 2023

The Timken Company
Voluntary Investment Pension Plan

Statements of Net Assets Available for Benefits

	December 31,
Assets	2022	2021
Investments, at fair value:
Interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans	$17,280,942	$23,952,895
Receivables:
Contributions receivable from participants	3,616	5,199
Notes receivable from participants	143,796	151,459
Total receivables	147,412	156,658
Net assets available for benefits	$17,428,354	$24,109,553

See accompanying Notes to Financial Statements.

The Timken Company
Voluntary Investment Pension Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2022

Additions
Interest income on notes receivable from participants	$6,501
Contributions:
Participant contributions	166,839
The Timken Company	3,937
Total contributions	170,776
Total additions	177,277

Deductions
Investment loss:
Net depreciation from The Master Trust Agreement for The Timken Company Defined Contribution Plans	(3,309,538)
Benefits paid directly to participants	(3,547,950)
Administrative expenses	(988)
Total deductions	(6,858,476)

Net decrease	(6,681,199)

Net assets available for benefits:
Beginning of year	24,109,553
End of year	$17,428,354

See accompanying Notes to Financial Statements.

The Timken Company Voluntary Investment Pension Plan
Notes to Financial Statements

1. Description of the Plan
The following description of The Timken Company Voluntary Investment Pension Plan (the "Plan") provides only general information. The Timken Company (the "Company" and "Plan Administrator") and the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union (the "Union") entered into a new bargaining agreement on September 28, 2020. Effective January 1, 2021, the Plan was amended and restated to reflect changes required by the bargaining agreement and to reflect certain other changes in accordance with the Setting Every Community Up for Retirement Enhancement ("SECURE") Act.
General
The Plan is a defined contribution plan covering certain bargaining employees of the Company who are represented by the Union. Employees of the Company become eligible to participate in the Plan beginning the first month following completion of a 120-working day probationary period, provided that they have completed 1,000 hours of service in a twelve month period starting with the employee's original date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Contributions
Each year, participants may contribute any whole percentage of their gross earnings, as defined in the Plan, subject to Internal Revenue Service ("IRS") limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Upon enrollment, a participant must direct their contribution in at least 1% increments to any of the Plan’s fund options. Participants have access to their account information and the ability to make account transfers and contribution changes daily through an automated telecommunication system and through the Internet. On January 1, 2021, the Plan was amended to eliminate the Timken Company Common Stock Fund and TimkenSteel Corporation Stock Fund as investment options, effective December 30, 2022.
For each calendar quarter, the Company will contribute a “Quarterly Contribution” to eligible participants. The Quarterly Contribution, which is based on the sum of the employee’s aggregated years of continuous service and age as of December 31 of the previous plan year, is a percentage of the employee’s gross earnings for the calendar quarter (from 2.0% to 5.0%) and is made as soon as reasonably practicable after the end of the calendar quarter.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of plan earnings, and is charged administrative expenses, as appropriate. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants vest immediately in their contributions plus actual earnings thereon. Participants vest in the Quarterly Contributions and related earnings after the completion of three years of service.
Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus their highest outstanding loan balance during the past 12 months or 50% of their account balance. Loan terms generally cannot exceed four years. Each loan bears interest at an interest rate of 1% in excess of the prime rate, as published in the Wall Street Journal on the first business day of the month in which the loan is granted. Principal and interest are paid ratably through payroll deductions.

The Timken Company Voluntary Investment Pension Plan
Notes to Financial Statements (continued)

Payment of Benefits
On termination of service, a participant may receive a lump-sum amount equal to the balance of their account, elect to receive installment payments of their assets over a fixed period of time not to exceed their estimated life expectancy, or elect to receive partial distributions. If a participant’s account balance is greater than $1,000, they may leave their vested assets in the Plan until age 72 after which time the lump sum or installment distribution options would apply. Effective January 1, 2021, the Plan was amended to increase the required minimum distribution age from 70 ½ to 72 in accordance with the Setting Every Community Up for Retirement Enhancement ("SECURE") Act.
Hardship withdrawals are allowed for participants incurring an immediate and severe financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the IRS and a participant must exhaust all distributions prior to requesting a hardship withdrawal.
Participants may elect to have dividends in the Timken Company Common Stock Fund distributed to them in cash rather than automatically reinvested in Timken common shares. The ability to have dividends reinvested in the Timken Company Common Stock Fund ended as of December 30, 2022.
Administrative Expenses
The Plan's administrative expenses are paid by either the Plan or the Company. Administrative expenses paid by the Plan include recordkeeping and trustee fees. Expenses relating to purchases, sales or transfers of the Plan's investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Company. Expenses that are paid by the Company are excluded from these financial statements.
Plan Termination
Under the 401(k) Agreement, the Plan shall continue in full force and effect until January 1, 2024, and for yearly periods thereafter unless either the Company or the Union shall notify the other party in writing within 60 days before the termination date of the 401(k) Agreement that they desire to terminate the agreement.
The Plan may generally be amended by mutual consent of the Company and the Union. In the event of Plan termination, the Plan’s trustee, Great-West Trust Company, LLC ("Trustee") shall distribute to each participant the amount standing to their credit in their separate account.

The Timken Company Voluntary Investment Pension Plan
Notes to Financial Statements (continued)

2. Accounting Policies
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
Payment of Benefits
Benefits are recorded when paid.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value and are invested in The Master Trust Agreement for the Company Defined Contribution Plans ("Master Trust"), which was established for the investment of assets of the Plan and the six other defined contribution plans sponsored by the Company.
The Trustee maintains a collective investment trust of common shares of The Timken Company within the Master Trust in which the Company’s defined contribution plans participate on a unit basis. Common shares of the Timken Company are traded on a national securities exchange and participation units in The Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the plan year.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
Notes Receivable from Participants
Participant notes receivable represents participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2022 or 2021. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Use of Estimates
The preparation of financial statements in conformity with US generally accepted accounting principles ("U.S. GAAP") requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Timken Company Voluntary Investment Pension Plan
Notes to Financial Statements (continued)

3. Investments
The Plan’s assets are held in the Master Trust, commingled with assets of other Company-sponsored benefit plans.
Each participating plan’s interest in the investment funds (i.e., separate accounts) of the Master Trust is based on account balances of the participants and their elected investment funds. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. The Plan’s ownership percentage in the Master Trust as of December 31, 2022 and 2021, was 1.69% and 1.85%, respectively.
The following tables present the value of investments in the Master Trust and the Plan’s interest in each investment fund of the Master Trust:

	December 31, 2022		December 31, 2021
	Master Trust Balance	Plan's Interest in Master Trust Balance	Master Trust Balance	Plan's Interest in Master Trust Balance
Cash and cash equivalents	$417,762	$8,705	$350,587	$16,323
Company stock	46,468,149	968,292	64,637,010	3,009,431
Registered investment companies	144,657,391	731,390	202,678,365	1,090,122
Common collective funds	828,307,583	15,572,555	1,028,172,295	19,837,019
Total Assets	$1,019,850,885	$17,280,942	$1,295,838,257	$23,952,895
Changes in net assets for the Master Trust are as follows:

Year Ended December 31, 2022
Net transfers (contributions, transfers and benefit payments for the participating plans)	$(72,807,599)
Net depreciation in fair value of instruments	(212,171,545)
Interest and dividends	10,014,413
Total investment loss (net of transfers)	(274,964,731)
Administrative expenses	(1,022,641)
Net decrease	(275,987,372)
Net assets:
Beginning of the year	1,295,838,257
End of the year	$1,019,850,885

The Timken Company Voluntary Investment Pension Plan
Notes to Financial Statements (continued)

4. Fair Value
Fair value is defined as the price that would be expected to be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures, are described as follows:
Level 1 - Inputs to the valuation methodology are unadjusted quoted prices in active markets that are accessible to the Plan at the measurement date for identical assets or liabilities.
Level 2 - Inputs to the valuation methodology include:
•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for assets or liabilities;
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 - Inputs to the valuation methodology are unobservable inputs for assets or liabilities. Level 3 inputs include management's own assumption about the assumptions that market participants would use in pricing the asset or liability.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following tables present the fair value hierarchy for those investments of the Master Trust measured at fair value on a recurring basis as of December 31, 2022 and 2021:

	Assets at Fair Value as of
	December 31, 2022
	Level 1	Level 2	Level 3	Total
Assets:
Investments, at fair value:
Cash and cash equivalents	$417,762	$—	$—	$417,762
Company stock	46,468,149	—	—	46,468,149
Registered investment companies	144,657,391	—	—	144,657,391
	$191,543,302	$—	$—	$191,543,302
Investments measured using NAV per share as practical expedient:
Common collective funds				828,307,583
Total Assets				$1,019,850,885

The Timken Company Voluntary Investment Pension Plan
Notes to Financial Statements (continued)

	Assets at Fair Value as of
	December 31, 2021
	Level 1	Level 2	Level 3	Total
Assets:
Investments, at fair value:
Cash and cash equivalents	$350,587	$—	$—	$350,587
Company stock	64,637,010	—	—	64,637,010
Registered investment companies	202,678,365	—	—	202,678,365
	$267,665,962	$—	$—	$267,665,962
Investments measured using NAV per share as practical expedient:
Common collective funds				1,028,172,295
Total Assets				$1,295,838,257
Cash and cash equivalents and registered investment companies are valued based on quoted market prices reported on the active market on which the individual securities are traded.
The Timken Company and TimkenSteel Common Stock Funds participate in units and are valued based on the closing price of each company's common shares traded on a national securities exchange.
Common collective funds are valued using the net asset value (“NAV”) based on the fair value of the underlying investments held by the fund.
The T. Rowe Price Blue Chip Growth Trust seeks long-term growth of capital by investing primarily in common stocks of well-established large and medium-sized companies. Income is a secondary objective of the trust.
The Vanguard Target Retirement Trust II Funds invest in broad index funds of U.S. and international stocks and bonds. The asset allocation of each fund is managed in accordance with the designated strategy for each fund’s target retirement year. The funds are automatically rebalanced to designated glide paths.
The JPMorgan Equity Index Fund I, JPMorgan Equity Index Fund II, and JPMCB Equity Index Fund-CF include investments that provide exposure to a broad equity market and are designed to mirror the aggregate price and dividend performance of the S&P 500 Index.
The JPMCB Core Bond Fund invests primarily in a diversified portfolio of intermediate and long-term debt securities.
The SSgA Russell 2000-A Index Fund includes investments seeking an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term. The fund includes exposure to stocks of small U.S. companies.
The William Blair Small Cap Growth Fund invests in small cap companies expected to have strong earnings growth. The fund's underlying investments include companies with market leadership positions, unique products or processes, strong marketing capability, and rapid industry growth expectations.
The T.Rowe Price Stable Value Funds primarily invests in security backed investment contracts.
The Western Asset Core Plus Bond strategy seeks to maximize total return through a well-diversified, long-term value based core fixed-income portfolio that includes limited opportunistic exposure to the “plus” sectors: high-yield, non-U.S. and emerging market debt. The strategy seeks to approximate the risk of the Bloomberg Barclays U.S. Aggregate Index.

The Timken Company Voluntary Investment Pension Plan
Notes to Financial Statements (continued)

The following tables summarize investments measured at fair value using the NAV per share practical expedient as of December 31, 2022 and 2021, respectively:

December 31, 2022	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Vanguard Target Retirement Funds	$332,087,425	Not Applicable	Daily	Trade Day
JPMCB Core Bond	60,158,163	Not Applicable	Daily	Trade Day
JPMorgan Equity Index Fund I	6,204,005	Not Applicable	Daily	Trade Day + 1
JPMorgan Equity Index Fund II	161,956,785	Not Applicable	Daily	Trade Day
William Blair Small Cap Growth	13,115,968	Not Applicable	Daily	Trade Day
SSgA Russell Small Cap Index	46,840,889	Not Applicable	Daily	Trade Day
T. Rowe Price Blue Chip Growth Trust	58,160,655	Not Applicable	Daily	Trade Day
Western Asset Core Plus Bond	32,326,381	Not Applicable	Daily	Trade Day
JPMCB Equity Index Fund-CF	294,334	Not Applicable	Daily	Trade Day
T Rowe Stable Value Share Class Z	2,522,907	Not Applicable	Daily	Trade Day
T Rowe Stable Value Common Trust N	114,640,071	Not Applicable	Daily	Trade Day
Total Common Collective Funds	$828,307,583

December 31, 2021	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Vanguard Target Retirement Funds	$410,684,844	Not Applicable	Daily	Trade Day
JPMCB Core Bond	79,002,263	Not Applicable	Daily	Trade Day
JPMorgan Equity Index Fund I	8,768,078	Not Applicable	Daily	Trade Day + 1
JPMorgan Equity Index Fund II	217,259,291	Not Applicable	Daily	Trade Day
SSgA Russell Small Cap Index	59,248,973	Not Applicable	Daily	Trade Day
T. Rowe Price Blue Chip Growth Trust	99,868,068	Not Applicable	Daily	Trade Day
Western Asset Core Plus Bond	41,495,681	Not Applicable	Daily	Trade Day
JPMCB Equity Index Fund-CF	345,381	Not Applicable	Daily	Trade Day
T Rowe Stable Value Share Class Z	2,248,476	Not Applicable	Daily	Trade Day
T Rowe Stable Value Common Trust N	109,251,240	Not Applicable	Daily	Trade Day
Total Common Collective Funds	$1,028,172,295

5. Risks and Uncertainties
The Master Trust invests in various investment securities in line with participants' investment elections. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Timken Company Voluntary Investment Pension Plan
Notes to Financial Statements (continued)

6. Income Tax Status
The Plan has received a determination letter from the IRS dated April 3, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan Administrator will take steps to ensure that the Plan's operations remain in compliance with the Code, including taking appropriate action, when necessary, to bring the Plan's operations into compliance.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022 and 2021, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2019.
7. Related-Party Transactions
Related-party transactions included the investments in the common stock of the Company and the investment funds of the Trustee. Such transactions are exempt from being prohibited transactions.
The following is a summary of transactions in Timken common shares with the Plan for the year ended December 31, 2022:

Purchased	$25,779
Issued to participants for payment of benefits	$1,711,871
Purchases and benefits paid to participants include Timken common shares valued at quoted market prices at the date of purchase or distribution.
Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered by parties in interest were based on customary and reasonable rates for such services.
8. Subsequent Events
Management evaluates subsequent events and transactions occurring subsequent to the date of the financial statements through the financial statement issuance date that affect recognition or disclosure to the financial statements. No subsequent events were identified.

Supplemental Schedule

The Timken Company
Voluntary Investment Pension Plan
EIN #34-0577130      Plan #019
Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)
Year Ended December 31, 2022

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
Participant notes receivable*	Interest rates ranging from 4.25% to 8.00% with various maturity dates	$—	$143,796

* Indicates party in interest to the Plan

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE TIMKEN COMPANY VOLUNTARY INVESTMENT PENSION PLAN

Date: June 26, 2023	By:	/s/ Philip D. Fracassa
Philip D. Fracassa
Executive Vice President and Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)